Exhibit 8.1

Subsidiaries of Silicon Motion Technology Corporation

Name of Entity	Jurisdiction of Incorporation

Silicon Motion Korea Ltd.	Korea

FCI, Inc.	Korea

SMI Beijing	China

SMI Shanghai	China

SMI Shenzhen	China

Silicon Motion K.K.	Japan

Silicon Motion, Inc.	California

Silicon Motion, Inc.	Taiwan

SMI BV	The Netherlands